Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

General FAQs

Why are LAN and TAM combining?

LAN and TAM have entered into a non-binding Memorandum of Understanding that outlines their intentions to combine their holdings under a single parent entity.  Together, they would create a Latin American airline group, which would be among the leading airlines in the world. The airlines of the group would offer more destinations for customers, more opportunities for employees, and greater value for shareholders. The combination would allow the group airlines to grow and represent Latin America around the world, as well as create new jobs and spur economic development in their home countries.

The airlines of the group would have more than 40,000 employees serving more than 45 million customers a year, with flights to more than 115 destinations in 23 counties.

The route networks of LAN and TAM make the carriers ideal partners. There is very little overlap in service today – meaning that this agreement is about creating growth for employees and our home country economies, and creating more travel options for our customers.

What would be the corporate structure of LATAM Airlines Group?

This agreement would create an airline group called LATAM Airlines Group owned by the current shareholders of LAN and TAM. Both airlines would continue to operate as distinct airlines and independent brands as members of LATAM.

Mauricio Rolim Amaro, currently Vice-chairman of the Board of Directors at TAM S.A., would serve as Chairman of Board of Directors of LATAM and Enrique Cueto, currently CEO of LAN, would serve as LATAM CEO.

Within the Group, Maria Claudia Amaro, currently Chairman of the Board of Directors of TAM, would serve as Chairman of TAM under the new structure.  Marco Bologna, currently President/CEO of TAM S.A. would serve as CEO of TAM.  Libano Barroso, currently president of TAM Lineas Aereas S.A., would remain in that capacity.  Ignacio Cueto, currently President/COO of LAN, would serve as CEO of LAN Airlines.  Each airline in the group would retain its existing headquarters and governance structure.

How would customers benefit from the transaction?

Our customers would have access to the best route network in Latin America and beyond, with service to more than 115 destinations in 23 countries. Travel throughout Latin America would become easier with enhanced connectivity through the region’s leading hubs. The partnership would also increase options for international travel by allowing the airlines to expand and serve locations neither carrier would be able to serve independently. In addition, our frequent flyer members would be able to earn and redeem miles on more flights to more destinations.

Cargo customers would benefit from increased shipping options and the most comprehensive network in Latin America.

How would employees benefit from the transaction?

Employees would benefit from increased stability and growth as a result of the creation of LATAM.  The route networks of TAM and LAN are complementary with very little overlap in service – as a result, this combination is about growth, not reducing service. Once the transaction is finalized, there may be realignment of staff to support the needs of the combined airline group – but more importantly, there would be exciting opportunities for growth and movement within the group as a result of the creation of LATAM.

What impact would the creation of LATAM have on the cities and countries LAN and TAM serve?

Air connectivity is one of the key drivers of economic growth, and this combination would create a leading global airline group offering more flights to more destinations than any other Latin American carrier. LAN and TAM would continue to operate as distinct airlines and independent brands. The combination also positions the airline group for future growth, allowing the addition of more service to more destinations in the future – supporting economic development in our home countries, while creating jobs at the same time.

Forward Looking Statements

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This document relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This document is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN, through Gisela Escobar Koch, at 56-2-565-3944 or by e-mail at gisela.escobar@lan.com, or to TAM through Jorge Helito, at 55-11-5582-9715 or by e-mail at jorge.helito@tam.com.br.